Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

November 27, 2019

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Pacer Funds Trust (the “Trust”)
File No.: 333-201530
Regarding the merger of the American Energy Independence ETF into the Pacer American Energy Independence ETF

Dear Mr. McLaren:

On behalf of the Trust, I hereby submit this application for withdrawal of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement Filed on Form N-14 pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”) (Accession No. 0000894189-19-007768). No securities were sold in connection with Pre-Effective Amendment No. 1.

The Form N-14 Registration Statement was filed on October 21, 2019 for the purpose of merging the American Energy Independence ETF (the “Acquired Fund”), a series of ETF Series Solutions, into the Pacer American Energy Independence ETF (the “Acquiring Fund”), a series of the Trust. The Trust filed Pre-Effective No. 1 on November 20, 2019 for the purpose of responding to Staff comments and to file exhibits. The Trust is withdrawing Pre-Effective No. 1 due to the use of the incorrect 1933 Act registration number in association with the filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Pre-Effective Amendment No. 1 has been signed by the Treasurer of the Trust this 27th day of November, 2019.

If you have any questions regarding this application for withdrawal, please contact Alyssa Bernard of U.S. Bank Global Fund Services, the Trust’s Administrator, at (414) 765-6316.

Sincerely,

/s/Sean E. O’Hara

Sean E. O’Hara
Treasurer, Pacer Funds Trust